January 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Katherine Hsu Michelle Stasny

                                 Re:           World Omni Auto Receivables LLC (the “Registrant”)

                                                   Amendment No. 2 to Registration Statement on Form SF-3

                                                   Filed January 22, 2016, File No. 333-207756

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the "Registration Statement"), to 4:00 p.m., Eastern time on February 2, 2016 or as soon as possible thereafter.

The Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert staff comments and the declaration of effectivness of the above-referenced registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eric M. Gebhard___________

Eric M. Gebhard

Treasurer

World Omni Auto Receivables LLC

cc:    Daniel M. Chait, World Omni Auto Receivables LLC

          Peter J. Sheptak, Esq., World Omni Auto Receivables LLC

          Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP